FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

          Bema Gold Corporation (“Bema” or the “Corporation”)
          Suite 3100, Three Bentall Centre,
          595 Burrard Street
          Vancouver, B.C. V7X 1J1
          Telephone: (604) 681-8371

Item 2:	Date of Material Change April 7, 2004
Item 3:

Press Release

The Press Release was disseminated on April 7, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) reports on recently received results updating the capital and operating costs for the feasibility study on the Cerro Casale Deposit, Chile, originally prepared in January 2000.

Item 5:

Full Description of Material Change

Bema reports that Compañía Minera Casale ("CMC"), a Chilean mining company indirectly jointly owned 51% by Placer Dome Inc. (“Placer Dome”), 24% by Bema and 25% by Arizona Star Resource Corp. (“Arizona Star”) has recently received the results of updating the estimated capital and operating costs for the feasibility study on the Cerro Casale Deposit, Chile, originally prepared in January 2000. Placer Dome Technical Services completed the update on the prefeasibility study. The update indicates an increase in estimated project capital costs from US$1.43 billion to US$1.65 billion. The project capital cost estimate, in the update of the feasibility study, includes a contingency of US$150 million. The updated site operating costs increased marginally from US$4.70 to US$4.90 per tonne milled. Assuming a copper price of US$0.95 per pound, Cerro Casale’s updated estimated cash costs are now projected at approximately US$115 per ounce of gold (net of copper credits) and total costs including amortization and depreciation of capital are projected at approximately US$225 per ounce.

Technical aspects of the January 2000 feasibility study were not updated so they remain unchanged from the original study that outlined estimated measured and indicated mineral resources of approximately 25.4 million ounces of gold and 6.4 billion pounds of copper1 and contemplated a large-scale open pit gold and copper mine that was projected to produce approximately 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Opportunities to optimize technical aspects of the project were identified during the update and these will be evaluated over the coming months. It is expected that the joint venture partners will meet shortly to approve a budget to carry out these activities.

Based on positive discussions with potential lenders, CMC is continuing to evaluate a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements. Bema, Arizona Star, Placer Dome and certain of their affiliates have agreed to a deferral of Placer Dome's quarterly obligation to deliver a certificate respecting the financeability of Cerro Casale to on or before June 30, 2004.

Once Placer Dome determines that the project is financeable on the terms contemplated by the parties' Shareholders Agreement, Placer Dome is required to arrange US$1.3 billion in financing, including contributing US$200 million in equity on behalf of all parties, and providing a pre-completion guarantee for an amount not greater than US$1.1 billion in senior loans. The senior loans are required to be an amount that is not less than 50% of the initial project capital requirements. Any capital requirements exceeding US$1.3 billion of the financing provided or arranged by Placer Dome must be funded pro-rata by the joint venture participants.

[1]
Cerro Casale Mineral Resource Estimate (100% basis). Estimated gold mineral resources consist of approximately 4.9 million ounces measured and 20.5 million ounces indicated. Copper mineral resources consist of approximately 1.1 billion pounds measured and 5.2 billion pounds indicated. The gold and copper estimates are expressed at 0.4 grams per tonne cut-off. The qualified person for the existing Cerro Casale mineral resource estimate is Marc Jutras, Placer Dome Senior Geostatistician.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable
Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

          Roger Richer, Vice-President, Administration, General Counsel and Secretary
          Suite 3100, Three Bentall Centre
          595 Burrard Street
          Vancouver, B.C. V6E 4S3
          Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein

DATED at Vancouver, British Columbia, this 16th day of April, 2004.

“Roger Richer”

Roger Richer, Vice President of Administration,
General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]